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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50681

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ 01/01/15 _____ AND ENDING _____ 12/31/15 _____ .

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARCHMAN, VAUGHAN, & COMPANY, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1040 Park Ave, Suite 120
(No. and Street)

Baltimore	Maryland	21201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lara Vaughan   (410)-244-8973

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Bell CPAs

(Name – *if individual, state last, first middle name*)

201 International Circle, Suite 400	Hunt Valley	Maryland	21030
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report by covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 204.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in· the form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I,_____LARA VAUGHAN_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____PARCHMAN VAUGHAN & COMPANY, LLC_____, as of_____DECEMBER 31_____, 20__15__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

City of Baltimore
State of Maryland

Signature

The foregoing instrument was acknowledged before me this
__lo+n__ day of February, 201**6**, by __Lara Vaughan__ .

Member
Title

_____
Notary Public

My commission expires __Sept. 24__ , 20 __19__

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TABLE OF CONTENTS



201 International Circle, Suite 400
Hunt Valley, Maryland 21030

Tel: 410.771.0001 | Fax: 410.785.9784
www.arthurbellcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
Parchman, Vaughan & Company, L.L.C.

We have audited the accompanying financial statements of Parchman, Vaughan & Company, L.L.C. (the Company), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in members' capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parchman, Vaughan & Company, L.L.C. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information on pages 10 through 14 have been subjected to audit procedures performed in conjunction with the audit of Parchman, Vaughan & Company, L.L.C.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information, including its form and content, is presented in conformity with Rules 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 12, 2016

1

ASSETS

CURRENT ASSETS

Cash	$	58,895
Accounts receivable, net		3,560
Total current assets		62,455

PROPERTY AND EQUIPMENT

Total, at cost	4,624
Less accumulated depreciation	2,600
Total property and equipment	2,024

OTHER ASSETS

Deposits	3,116
Total other assets	3,116

TOTAL ASSETS	$	67,595

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES

Accounts payable and accrued expenses	453
MEMBERS' CAPITAL	67,142

TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	67,595

The accompanying notes are an integral part of the financial statements.

PARCHMAN VAUGHAN & COMPANY, L.L.C.
STATEMENT OF INCOME
Year Ended December 31, 2015

REVENUE		
Fee revenue	$	1,249,149
EXPENSES		
General and administrative		132,249
Salary and benefits		813,510
Occupancy		38,500
Total expenses		984,259
NET INCOME	$	264,890

The accompanying notes are an integral part of the financial statements.

PARCHMAN VAUGHAN & COMPANY, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
Year Ended December 31, 2015

BALANCE, DECEMBER 31, 2014	$	76,252
Net Income		264,890
Distributions to Members		(274,000)
BALANCE, DECEMBER 31, 2015	$	67,142

The accompanying notes are an integral part of the financial statements.

PARCHMAN VAUGHAN & COMPANY, L.L.C.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	264,890
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		1,542
Effects of changes in operating assets and liabilities:		
Accounts receivable, net		8,620
Accounts payable and accrued expenses		42
Net cash provided by operating activities		275,094

CASH FLOWS FROM INVESTING ACTIVITES

Purchase of Property and Equipment	-

CASH FLOWS FROM FINANCING ACTIVITIES

Distributions to members	(274,000)

NET INCREASE		1,094
CASH, BEGINNING OF YEAR		57,801
CASH, END OF YEAR	$	58,895

The accompanying notes are an integral part of the financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Parchman, Vaughan & Company, L.L.C. (the Company), a Maryland limited liability company, is an investment banking firm that primarily provides private placement, merger and acquisition and other financial advisory services to corporations. The Company is a member of the Financial Industry Regulatory Authority (FINRA), and is therefore subject to certain regulatory requirements including the maintenance of a certain amount of net capital. The Company's accounting records are maintained on the accrual basis. The accounting and tax year is the calendar year.

In accordance with the operating agreement, unless sooner terminated, the LLC shall continue to be in existence until December 31, 2025. The agreement also states that Members are not obligated to restore negative capital accounts.

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), which require the use of certain estimates made by the Company's management. The Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification) is the single source of U.S. GAAP.

Cash

For purposes of the Statement of Cash Flows, cash includes deposits in a financial institution.

Accounts Receivable

Accounts receivables result from charges for services to its customers. Accounts are regularly assessed for collectability and allowances are established for doubtful accounts. There was no allowance at December 31, 2015.

Fee Revenue

Fee revenues include fees earned from providing private placement, merger and acquisition and other financial advisory services. Substantially all fee revenues are recorded when the services are provided and the income is reasonably determinable.

Fixed Assets and Depreciation

Office furniture and equipment are recorded at cost less accumulated depreciation. The Company defines fixed assets as office furniture and equipment which individually cost more than $500 and have an estimated useful life of three years.

Depreciation is computed using the straight-line method over estimated useful lives of three years.

Income Taxes

Income or loss is includable in the income tax returns of the individual members; therefore, no income tax provision has been provided in the accompanying financial statements.

The Company files income tax returns in the U.S. federal jurisdiction and one state. The Company is a pass-through entity for income tax purposes whereby any income tax liabilities or benefits are attributable to the Company's owners. The LLC members separately pay tax on their pro-rata shares of the Company's income, deductions, losses and credits.

NOTE 2 – CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and trade accounts receivable. The Company places its cash with high credit quality institutions. At times, such balances may be in excess of the FDIC insurance limit. The Company reviews and continually reassesses the credit worthiness of all customers.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Leasing Arrangements

The Company leases office space under an operating lease agreement that expires in October 2018. Rental expense of $38,500 was charged to operations for the year ended December 31, 2015.

The Company leases vehicles for two of its members under operating leases that expire in February 2017 and October 2019. Rental expense of $18,880 was charged to operations for the year ended December 31, 2015.

Annual minimum lease payments under non-cancellable leases are as follows:

	Office	Vehicles	Total
2016	39,057	18,688	57,745
2017	39,057	9,899	48,956
2018	32,548	9,100	41,648
2019		6,825	6,825

NOTE 4 – INCOME TAXES

The Company follows the FASB's requirements for accounting for uncertain tax positions. The Company determined that it was not required to record a liability related to uncertain tax positions as a result of these requirements.

The federal and state income tax returns of the Company for 2012, 2013, and 2014 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $58,442 which was $53,442 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .01 to 1.

NOTE 6 – FOCUS REPORT

There are no material differences between these financial statements and the December 31, 2015 FOCUS report filed with the FINRA.

NOTE 7 – CONCENTRATION OF REVENUE

Approximately 100% of the Company's fee income for the year ended December 31, 2015 was from 11 customers, with two that accounted for at least 10% of total fee income separately.

NOTE 8 – SUBSEQUENT EVENTS

Management evaluated subsequent events through February 12, 2016, the date the financial statements were issued. Events or transactions occurring after December 31, 2015, but prior to February 12, 2016, that provided additional evidence about conditions that existed at December 31, 2015 have been recognized in the financial statements for the year ended December 31, 2015.

NOTE 9 – INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

There are no material differences between the computation of net capital required and aggregate indebtedness pursuant to Rule 15c3-1 contained in the supplementary information to the financial statements and the corresponding computation prepared by, and included in, the Company's unaudited amended Part II Focus Report filing as of December 31, 2015.

PARCHMAN VAUGHAN & COMPANY, L.L.C.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECUIRITIES EXCHANGE ACT OF 1934
December 31, 2015

COMPUTATION OF NET CAPITAL

1. Total ownership equity from statement of financial condition		$ 67,142
2. Deduct: Ownership not allowable for net capital		-
3. Total ownership equity qualified for net capital		67,142
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other deductions or allowable credits		-
5. Total capital and allowable subordinated liabilities		67,142
6. Deductions and/or charges		
A. Total nonallowable assets from Statement of Financial Condition:		
1. Accounts receivable, net	(3,560)	
2. Property and Equipment, net	(2,024)	
3. Deposits	(3,116)	
		(8,700)
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on securities positions		58,442
9. Haircuts on securities:		
A. Contractual securities commitments		-
B. Subordinated securities borrowings		-
C. Trading and investment securities:		
1. Exempted securities	-	
2. Debt securities	-	
3. Options	-	
4. Other securities	-	
		-
10. Net capital		$ 58,442

PARCHMAN VAUGHAN & COMPANY, L.L.C.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECUIRITIES EXCHANGE ACT OF 1934
December 31, 2015

COMPUTATION OF NET CAPITAL

11.	Minimum net capital required (6 2/3% of line 19)	$ 30
12.	Minimum dollar net capital requirement of reporting broker	$ 5,000
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000
14.	Excess net capital (line 10 less line 13)	$ 53,442
15.	Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital	$ 52,442

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total aggregate indebtedness included in statement of financial condition	$ 453
17.	Additions	-
18.	Total aggregate indebtedness	$ 453
19.	Ratio of aggregate indebtedness to net capital (line 18 divided by line 10)	0.01

13

**Computation for Determination of Reserve
Requirement under Exhibit A
of Rule 15c3-3**

Member exempt under 15c3-3(k)(2)(i).

**Information Relating to Possession
and Control Requirements
Under Rule 15c3-3**

Member exempt under 15c3-3(k)(2)(i).



201 International Circle, Suite 400
Hunt Valley, Maryland 21030

Tel: 410.771.0001 | Fax: 410.785.0784
www.arthurbellcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
Parchman, Vaughan & Company, L.L.C.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Parchman, Vaughan & Company, L.L.C. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Parchman, Vaughan & Company, L.L.C. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions"); and (2) Parchman, Vaughan & Company, L.L.C. stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. Parchman, Vaughan & Company, L.L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Parchman, Vaughan & Company, L.L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 12, 2016

15

PARCHMAN, VAUGHAN & COMPANY, L.L.C.

PRIVATE INVESTMENT BANKERS

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

February 12, 2016

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Parchman, Vaughan & Company, L.L.C. is a broker/dealer registered with the SEC and FINRA.

- Parchman, Vaughan & Company, L.L.C. claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended December 31, 2015.

- Parchman, Vaughan & Company, L.L.C. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k) (2) (i) of the Rule.

- Parchman, Vaughan & Company, L.L.C. has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the year ended December 31, 2015.

- Parchman, Vaughan & Company, L.L.C has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the year ended December 31, 2015.

The above statements are true and correct to the best of my and the Company's knowledge.

Lara Vaughan
Chief Executive Officer

Independent Accountant's Agreed Upon Procedures Report on Schedule of Assessment and Payments
(Form SIPC-7)



ArthurBellCPAs
—— TESTED AND TRUSTED ——

201 International Circle, Suite 400   Tel: 410.771.0001 | Fax: 410.785.9784
Hunt Valley Maryland 21030   www.arthurbellcpas.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES
REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Members
Parchman, Vaughan & Company, L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Parchman, Vaughan & Company, L.L.C. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger system, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments. Note that we noted no adjustments as indicated in 3. above.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 12, 2016

17

SIPC-7	SECURITIES INVESTOR PROTECTION CORPORATION	SIPC-7
(33-REV 7-10)	P.O. Box 92185 Washington, D.C. 20090-2185	(33-REV 7-10)

202-371-8300
General Assessment Reconciliation
For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5.

```
15*16***** 1823 ********* MIXED AADC 220
050001   FINRA  DEC
PARCHMAN VAUGHAN & COMPANY LLC
1040 PARK AVE STE 320
BALTIMORE MD 21201-5613
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) .... $ 3,122.87

B. Less payment made with SIPC-6 filed (exclude interest) 2,006.19

7-17-15
Date Paid

C. Less prior overpayment applied (___)

D. Assessment balance due or (overpayment) 1,116.68

E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum ___

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,116.68

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,116.68

H. Overpayment carried forward $(___)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
_____
_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Parchman Vaughan & Company, LLC

Jana Vaughan

CEO

Dated the 15 day of January, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
Postmarked _____ Received _____ Reviewed _____
Calculations _____   Documentation _____   Forward Copy _____
Exceptions: _____
Disposition of exceptions: _____

DETERMINATION OF "SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) .... $ 1,249,149

2b. Additions:
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
Code 4075 plus line 2b(4) above) but not in excess
of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities
accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues .... $ 1,249,149

2e. General Assessment @ .0025 .... $ 3,122.87